December 22, 2006

Steve Anderson
Surfect Holdings, Inc.
12000-G Candelaria NE
Albuquerque, New Mexico 87112

> **Re:** **Surfect Holdings, Inc.**
> **Registration Statement on Form SB-2**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed November 30, 2006 and December 5, 2006**
> **File No. 333-139034**

Dear Mr. Anderson:

We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1.   We note that shares held by affiliates are subject to a lock-up agreement. Since the registrant is not eligible to conduct a delayed offering, please delete those shares from the registration statement. Upon the expiration of the lock-up agreement, you may register shares offered by affiliates, but the shares must be offered at a specified price since the registrant is not eligible to do an "at the market" offering and the sale of large amounts of shares by affiliates is in effect "by or on behalf of the issuer."

Prospectus Summary

2.   Please revise the "Overview" to describe in more detail your business and operations to date, using plain English. Investors should learn enough about your business and industry so the risk factors and other disclosure makes sense. To the

extent you believe you need to use technical terms that may not be familiar to investors, please define them. We note the use of such terms as "wafer-scale deposition" and "solder material technologies" for example.

3.   Please expand the discussion where you describe your history. We note the registrant filed an SB-2 in March of 2006 as a company in the mining industry. Also, please describe Surfect Technologies and Surfect Holdings operations prior to the merger.

4.   We note on the cover page of your prospectus you describe the four different classes of selling security holders. In an appropriate location in the filing, please disclose those classes, and quantify the number of shares in each class and describe what consideration was given to the company in exchange for such shares on a per share basis.

5.   Please correct the date that you determined common stock outstanding.

Risk Factors, page 5

6.   Revise, where necessary, to ensure that each risk factor caption identifies the risk that is discussed in more detail in the risk factor.

7.   We note that you state in the first paragraph that "the risks and uncertainties described below are not the only ones we face." Please describe all material risks and remove this language.

8.   Include a risk which addresses the extent to which you rely on an outsourcing firm to develop tooling and manufacturing processes, and identify the firm.

The Company is in an early stage of development…, page 5

9.   Expand to quantify revenues to date and your accumulated deficit as of the latest balance sheet date.

If we fail to comply in a timely manner with the requirements of Section 404…page 11

10.   We note that your auditors identified several internal control weaknesses, which could become reportable conditions. Please revise your filing to disclose the nature of the internal control weakness identified in your disclosure in order to enhance an investor's understanding. In this regard, also revise to disclose the specific steps that the company has taken, if any, to remediate the internal control weaknesses.

Market information, page 13

11.   In the first paragraph, clarify that you have not taken any steps to list on those exchanges, if true, and state when you intent to apply for listing.

Management's Discussion and Analysis or Plan of Operations, page 13

General

12.   Please revise this filing to disclose the information required by Item 303(a) and
        Item 303(c) of Regulation S-B.

Unaudited Consolidated Results of Operations for the Three Months and Nine Months
Ended September 30, 2006 and September 30, 2005, page 15

13.   We note your disclosure here that you are incorporating by reference your Form
        8-K dated September 27, 2006. We note similar disclosures on pages 2, 56 and
        CF-8. Please explain to us why you believe you are able to incorporate this Form
        8-K by reference into this Form SB-2.

Our Business, page 19

14.   Your business discussion should be rewritten to clearly and concisely explain to
        potential investors the nature of your industry and the status of your products. We
        note you are still in the developmental stage and have little or no revenues to date,
        yet your business section is 36 pages long and contains a variety of charts, graphs,
        and detailed information that is obtuse, confusing and far too technical in detail to
        be of significant benefit to investors. Explain all technical terms when you use
        them if you believe they are necessary. Delete irrelevant information and
        unsubstantiated statements regarding the superiority of your products and your
        competitive strengths, and supplementally support those you retain. We will have
        further comments when the material disclosure is presented in a more balanced
        and straightforward manner.

15.   Throughout this section you refer to a variety of relationships you have with a
        number of corporations. Identify the parties, describe the material terms of
        agreements you have with them, and file them as exhibits.

16.   Please update your disclosure to discuss your anticipated beta orders in the fourth
        quarter of 2006 as you describe in the fifth paragraph on page 20.

17.   With regard to information cited from outside sources, ensure that you explain
        why you are including it in the filing and, if necessary, what conclusions an
        investor should draw from it. Also supplementally inform us:

        •   how you confirmed that the data reflects the most recent available
            information,
        •   whether the data is publicly available,
        •   whether you paid for the compilation of the data,
        •   whether the data was prepared for use in the registration statement, and

- whether the authors of the data consented to your use of it in the registration statement.

    If you were affiliated with the entity that prepared the data, please ensure that your disclosure clearly indicates the nature of all such affiliations.

Executive Compensation, page 60

18. We note your disclosure in footnote 3. Please briefly describe the company's relationship to the "affiliated entity" GET, Inc., or cross reference to the "Certain Relationships" section.

Security Ownership of Certain Beneficial Owners and Management, page 62

19. Expand footnotes 4 and 5 to state, if true, that Messrs. Brownstein and Schnel have or share beneficial ownership over the shares held by ITU Ventures West I, L.P.

Certain Relationships and Related Transactions, page 63

20. Please describe the impact of the recapitalization on all related parties, including the number of shares they received and the consideration that they paid.

21. Please describe the "variety of transactions" between you and GET, Inc. Also, expand the first paragraph to state the current status of the cash that was disbursed by Surfect to GET. Has it been forgiven? Is it a current liability?

22. We note that until recently Mr. Griego was a director. Expand the second paragraph to state whether that was a term of the agreement. Also disclose how much was paid to him under the consulting agreement.

23. Please clarify what it means when you say GET is not operating.

24. We note your disclosure regarding the investments from ITU. Please expand to provide more detail regarding when the transactions took place, the amounts paid, and the number of shares received in connection with such investments.   Disclose the exercise price for the 250,000 shares. Please discuss any other agreements with ITU, including agreements governing the registration rights or appointment of ITM designees to the board.

Selling Stockholders, page 65

25. Please disclose whether any selling shareholders are broker-dealers or affiliates of broker-dealers. Any selling shareholder who is also a broker-dealer should be identified as an underwriter.

Surfect Technologies, Inc. Annual Financial Statements, page 73

General

26.   Please update the financial statements, as applicable, as required by Item 310(g) of Regulation S-B.

Annual Audited Financial Statements, page F-1

Notes to Financial Statements, page F-9

Note 2. Summary of Significant Accounting Policies, page F-9

-Loss Per Share, page F-10

27.   Please revise to disclose the number of shares that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the periods presented. Refer to paragraph 40(c) of SFAS 128.

-Stock Option Plan, page F-11

28.   You state that you account for your stock options using the fair value method of accounting. Please revise this note to more clearly describe your accounting policy for stock-based compensation. Separately describe how you account for stock-based compensation issued to employees and stock-based compensation issued to non-employees.

29.   In this regard, you state in your Form 10-QSB as of September 30, 2006 that you account for your stock options using APB 25 and that you plan on adopting SFAS 123(R) using the modified prospective method on January 1, 2007. In accordance with paragraph 69 of SFAS 123(R), please revise the unaudited interim financial statements to account for stock-based compensation in accordance with SFAS 123(R) beginning on January 1, 2006, or tell us why you believe it is appropriate to adopt SFAS 123(R) on January 1, 2007.

-Recently Issued Accounting Pronouncements, page F-11

30.   We note that as of December 31, 2005 you have not yet adopted SFAS 123(R). Please revise to provide the disclosures required by SAB Topic 11.M relating to SFAS 123(R) and any other recently issued accounting standards that could have a material impact on your financial statements in the period of adoption.

Note 3. Patents, page F-11

31.   Please revise this note to disclose your accounting policy for capitalizing patents, including your pending patents. Disclose the nature of the costs that you have capitalized and how you determined the value to record.

Note 6. Related Party Transactions and Contingencies

32.   You state that you have paid GET a total of $988,073 for a variety of transactions. You also state that you have received a total of $412,308 from GET. Please revise to provide the disclosures required by paragraph 2(c) of SFAS 57.

Note 11. Stock Options, page F-14

33.   We note your disclosures here and on page F-11 that you recorded $19,000 during 2005 for approximately 956,500 stock options issued to employees and consultants that vested in 2005. Please revise to provide all of the disclosures required by paragraphs 45-48 of SFAS 123 and paragraph 2(e) of SFAS 148.

Surfect Holdings, Inc. and Subsidiary Condensed Financial Statements, page CF-1

General

34.   As applicable, please revise your unaudited condensed financial statements to address the comments above.

Notes to the Unaudited Condensed Consolidated Financial Statements, page CF-8

Note 1. Basis of Presentation and Summary of Significant Accounting Policies, page CF-8

35.   Please tell us why you believe it is appropriate to reflect the recapitalization transaction as if it the transaction had occurred on January 1 of each respective year rather than reflecting the transaction on the date it occurred. Cite the accounting literature you relied on in reaching your conclusion.

36.   You state on page CF-14 that you will recognize $221,000 of revenue from the sale of products in October 2006. Please revise this note to provide your anticipated revenue recognition policy. Clearly disclose the significant terms of your revenue arrangements. Discuss how you analyze each of these terms in determining the appropriate amounts to record as revenue, considering the guidance in SAB 104, SFAS 48, EITF 00-21 or any other relevant literature.

Note 2. Recapitalization and Merger, page CF-11

(b) Issuance of new securities, page CF-11

37.   We note your disclosures regarding the issuance of units of equity securities. We
        note that these securities are subject to a registration rights agreement. Please
        address the following:

- Revise your filing to clearly describe the material terms of the registration
  rights agreements in the notes and warrants, including the conditions under
  which you would be required to pay liquidated damages, if any.
- Describe clearly how you have accounted for the warrants pursuant to SFAS
  133 and EITF 00-19.
- In this regard, tell us how you have considered the guidance provided in EITF
  05-4 in concluding how to account for these instruments. While we note that
  the EITF has not reached a consensus on this issue and has deferred
  deliberation until the FASB addresses certain questions which could impact a
  conclusion on this issue, please tell us how you considered the guidance in
  EITF 05-4 and the different views on this issue as outlined in Issue Summary
  No. 1 to EITF 05-4 in analyzing the registration rights agreement.

38.   We note you issued 400,000 shares of common stock to investor relations
        consultants as part of the transaction. Please revise this note to address the
        following:

- Clarify how you have accounted for this issuance in your financial statements
  with reference to the accounting literature on which you relied.
- Clarify whether the shares were issued for services or for cash and how you
  determined the value to record in the financial statements.
- If the shares were issued for services, clearly disclose the nature of the
  services provided and the period over which the services were provided.

Undertakings

39.   Please provide all required undertakings.

Exhibits

40.   Please file as exhibits all material agreements.

Exhibit 16.1

41.   Please revise to provide the information required by Item 304(a)(3) of Regulation
        S-B. Please note this letter from your former auditor is required for each filing
        which contains the disclosures required by Item 304(a) of Regulation S-B.

Exhibit 23.2

42.   Please revise to provide the consent of your independent auditor as required by Item 601(b)(23)(i) of Regulation S-B in all future amendments to this Form SB-2. In this regard, please note the consent must be currently dated and manually signed.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tara Harkins at (202) 551-3639 or in her absence, Kevin Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc: (via fax) Eduardo Duffy